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BDO SEIDMAN, LLP                                                      EXHIBIT 18



November 13, 1998




Mrs. Valerie Donnell
Chief Financial Officer
CNB Holdings, Inc.
7855 North Point Parkway
Suite 200
Alpharetta, Georgia  30022

Dear Mrs. Donnell:

We are providing this letter to you for inclusion as an exhibit in the filing of Form 10-QSB of CNB Holdings, Inc. (Company) pursuant to Item 601 of Regulation S-B.

We have read management's justification for the Company's change in accounting method for reporting on the costs of start-up activities. In 1998, the Accounting Standards Board's Executive Committee issued Statement of Position 98-5, which requires that the costs of start-up activities, including organization costs, be expensed as incurred. The Company elected to expense its previously deferred organizational costs in the third quarter ended September 30, 1998. Based upon our discussions with Company management and their stated reasons for the change, we concur that the newly adopted accounting principle described above is preferable, in the Company's circumstances, to the method previously applied.

We have not made an audit in accordance with generally accepted auditing standards of the financial statements of the Company for the three-month or nine-month periods ended September 30, 1998 or September 30, 1997 and, accordingly, we express no opinion thereon or on the financial information filed as part of the Form 10-QSB of which this letter is to be an exhibit.

Very truly yours,


BDO Seidman, LLP